UNANIMOUS CONSENT
OF THE
BOARD OF DIRECTORS
OF
SMALL CAP VALUE FUND, INC.

December 6, 2012

	The undersigned, being all of the members of the Board of Directors (the 'Board') of Small Cap Value Fund, Inc., a Texas corporation
(the 'Corporation' or the 'Fund'), hereby consent to, approve and adopt the following resolutions, which resolutions shall have the same force and effect as if adopted at a formal meeting of the Board duly called and held for the purpose of acting upon proposals to adopt such resolutions.

Approval of form and amount of Fidelity Bond

      RESOLVED, that the Fund's Mutual Fund Bond
Insurance Policy with Great
American Insurance Company will be renewed and that it surpasses the requirements pursuant to Rule 17g-1 of the Investment Company
 Act of 1940.  The Bond will be
effective at 12:01 a.m. on December 26, 2012 to
 12:01 a.m. on December 26, 2013.  This
Bond continues coverage from expiration of the last Policy, which expires on December
26, 2012 and is from the same Insurer.

Distribution of all Net Income and Net Capital
Gains for 2012

       RESOLVED, that the Fund will pay a
distribution on or before 12/31/2012
representing all net income and net capital gains for 2012.


	IN WITNESS WHEREOF, the undersigned have subscribed their names as of the date set forth above, in attestation to the accuracy of the foregoing unanimous written consent and of their approval of each action set forth above.

      ____________________________________
	Laura S. Adams

      ____________________________________
	Vicky L. Hubbard

      ____________________________________
	Yolawnde F. Malone

      ____________________________________
	Melissa D. Gordon, M.D.